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FEB 29 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Online Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10200 Waterville St.
(No. and Street)

Whitehouse	OH	43571
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Overy — 419-482-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Suite #350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

MARGARET WALKER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
August 04, 2010

Kevin Overy Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Online Brokerage Services, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2007

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Online Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. (a subsidiary of OBS Holdings, Inc.) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
February 26, 2008

Online Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Current assets:	
Cash	$ 147,111
Accounts receivable:	
Clearing firms	123,957
Affiliated company	41,205
	165,162
Prepaid expenses	48,059
Total current assets	360,332
Property and equipment:	
Equipment and software	293,897
Less accumulated depreciation	212,211
Net property and equipment	81,686
Other assets - deposits:	
Clearing firms	60,959
Other	1,000
	61,959
Total assets	$ 503,977
Liabilities and Stockholder's Equity	
Current liabilities:	
Note payable - bank	$ 13,933
Accounts payable	21,147
Accrued liabilities:	
Commissions	83,241
401(k) contributions	13,907
Other	21,150
	118,298
Current portion of long-term debt	7,425
Total current liabilities	160,803
Long-term debt, net of current portion	13,547
Stockholder's equity:	
Common stock, no par value; 1 share authorized and issued	647,759
Paid-in capital	585,555
Retained earnings (deficit)	(903,687)
Total stockholder's equity	329,627
Total liabilities and stockholder's equity	$ 503,977

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Operations

Year Ended December 31, 2007

Revenues:	
Commissions	$2,131,251
Rental income	500
Interest and other	40,635
Total revenues	2,172,386
Expenses:	
Commissions	1,243,382
Salaries and wages	385,679
Data charges	269,834
Payroll taxes	135,825
Professional fees	119,471
Clearing charges	81,739
Rent	60,756
Insurance	50,404
Licenses	47,145
Depreciation	40,862
Maintenance	40,554
Utilities	35,371
Compliance	25,415
Computer	24,339
Employee benefits	19,093
State and local taxes	13,651
Outside services	10,333
Miscellaneous	5,217
Memberships	7,305
Printing and reproduction	6,067
Interest	5,773
Postage and delivery	5,586
Travel and entertainment	5,229
Advertising	4,589
Exchange fees	2,467
Telephone	1,564
Office supplies	1,354
Workers' Compensation	859
Total expenses	2,649,863
Net loss	$ (477,477)

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (477,477)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	40,862
Changes in assets and liabilities:	
Accounts receivable	85,452
Prepaid expenses	35,588
Deposits ands other assets	(341)
Accounts payable	(11,880)
Accrued liabilities	36,624
Net cash used in operating activities	(291,172)
Cash flows from investing activities:	
Capital expenditures	(16,287)
Net cash used in investing activities	(16,287)
Cash flows from financing activities:	
Contributions to capital	281,427
Payments on note payable - net	(31,376)
Payments on long-term debt	(6,763)
Net cash provided by financing activities	243,288
Net decrease in cash	(64,171)
Cash at beginning of year	211,282
Cash at end of year	$ 147,111
Supplemental cash flow disclosures:	
Cash paid during the period for interest	$ 5,773
Non-cash financing and investing transactions:	
Insurance premiums financed under note payable	$ 29,503

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December, 31 2006	$ 647,759	$ 304,128	$ (426,210)	$ 525,677
Contributions to capital		281,427		281,427
Net loss			(477,477)	(477,477)
Balance at December 31, 2007	$ 647,759	$ 585,555	$ (903,687)	$ 329,627

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Online Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Regulatory Authority ("FINRA"). The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company and OBS Financial Services, Inc. (OBSFS"), which operates as an affiliated registered investment advisor, are wholly-owned subsidiaries of OBS Holdings, Inc. ("Holdings"). In December 2007, the Company (through Holdings) entered into an Agreement and Plan of Merger with Credit Union Liquidity Services, LLC, a wholly-owned subsidiary of Texans Credit Union (see Note 2).

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if recorded on a trade date basis.

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment, which includes amortization of capital leases, is computed using primarily the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $4,589 for the year ended December 31, 2007.

1. Summary of Significant Accounting Policies - continued

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Income Taxes

The Company is a subsidiary of Holdings which files a federal income tax return. Under the Company's tax allocation policy with Holdings, the Company is allocated a current or deferred federal income tax charge or benefit as if the Company was a separate taxpayer. For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

2. Merger

In December 2007, Credit Union Liquidity Services, LLC incorporated a wholly-owned subsidiary, OBS Acquisition Holdings, LLC ("Merger Sub"), and entered into an Agreement and Plan of Merger ("Merger") with Holdings. Upon completion of the Merger, all of the common stock of Holdings was exchanged for merger consideration of $88 per share. The Company has submitted information to FINRA for approval of the Merger; although final acceptance has not been received, the Company anticipates receiving approval of Merger from FINRA. The closing of the transaction was on December 12, 2007 and the Company was the surviving entity. Immediately prior to closing, OBS Acquisition Holdings, LLC contributed $5,000,000 in capital to Holdings.

3. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with National Financial, LLC ("National Financial") and Penson Financial Services, Inc. ("Penson") whereby customer accounts are cleared and carried by these clearing organizations. The agreements, which remain in effect unless written, notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by the respective clearing organizations at December 31, 2007, which are included in deposits in the accompanying statement of financial condition, as follows:

National Financial	$ 35,000
Penson	25,959
	$ 60,959

3. Clearing Arrangements - continued

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. In addition, these obligations are guaranteed by certain shareholders/officers. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

4. Debt

Notes Payable

The Company finances its premiums due under insurance policies, which are allocated between the Company and OBSFS. At December 31, 2007 the Company has a note payable of $13,934 due $2,868 monthly with interest at 10.875% through May 2008.

Long-Term Debt

Long-term debt at December 31, 2007 consists of the following:

Obligation under capital lease, due $491 monthly through December 2010 including interest at 11.5%, secured by equipment	$ 13,998
Obligation under capital lease, due $304 monthly through February 2010 including interest at 11.5%, secured by equipment	6,974
	20,972
Less current portion	7,425
Long-term debt	$ 13,547

The above leases are guaranteed by certain shareholders of Holdings. The Company is contingently liable under certain obligations with the leasing companies which total approximately $21,000 at December 31, 2007. Annual maturities of long-term debt at December 31, 2007 for the next five years are as follows: 2008 - $7,425; 2009 - $7,844; and 2010 - $5,703.

5. Capital Leases

The Company leases certain equipment under capital leases. Property and equipment include the following amount for capitalized leases at December 31, 2007:

Equipment	$ 34,699
Accumulated depreciation	(29,942)
	$ 4,757

5. Capital Leases - continued

Future annual minimum lease payments under the capital lease obligations at December 31, 2007 are as follows (see Note 4):

2008	$ 9,536
2009	9,536
2010	6,014
Total minimum lease payments	25,086
Amounts representing interest	(4,114)
Present value of net minimum lease payments, included in long-term debt	$ 20,972

6. Common Stock

In prior years, Holdings sold shares of common stock under Private Placement Memorandums which had various terms, prices and conditions. As units were sold under the offerings, a portion of the proceeds was contributed to the Company as capital as determined by the Board of Directors. There were no capital contributions by Holdings in 2007 prior to the Merger. As a result of the Merger, additional capital of $281,427 was contributed to the Company in 2007.

7. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes and recording a valuation allowance related to deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

At December 31, 2007, deferred income taxes (assuming a 25% tax rate) are related to the following:

Deferred income tax assets:	
Net operating loss carryforwards	$ 775,000
Total deferred income tax assets	775,000
Valuation allowance	(775,000)
Net deferred income tax asset	$ -

7. Income Taxes - continued

At December 31, 2007, the Company had net operating loss carryforwards of approximately $3,100,000, which expire through the year 2026. As a result of the Merger, the utilization of net operating loss carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred income tax assets is dependant upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $775,000 at December 31, 2007. The valuation allowance increased by approximately $117,000 in 2007 to offset an equivalent deferred tax benefit related to the net operating loss carryforward.

8. Related Party Transactions and Lease Commitments

In November 2005, the Company and an affiliated company, Midwest Trades, entered into two lease transactions for computer hardware and software. These leases have monthly payments of $3,811 extending to October 2008 and, with the corporate restructuring, are considered to be leases of Holdings. As the legal entity party to the lease is Holdings and all of the computer hardware and software is used by OBFS, these leases are not reflected in these financial statements

The Company and OBSFS entered into an expense sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance and insurance are allocated on a 50% basis to each entity. Most payroll costs are charged directly to the applicable company; however, certain payroll costs are allocated to each company. At December 31, 2007, the Company had advanced $41,205 to OBSFS.

In January 2006, the Company entered into a long-term lease for a new office facility with a related party, Overy-Campbell Properties, LLC ("Properties"). Total rent expense was $ 60,756 in 2007. This lease requires monthly payments of $5,000 through December 2015. Future annual minimum rentals under these and other long-term leases total $480,000 and are as follows: 2008 - $60,000; 2009 - $60,000; 20010 - $60,000; 2011 - $60,000; 2012 - $60,000; 2013 and thereafter - $180,000.

The Financial Accounting Standards Board (FASB) issued revised FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities" which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has adopted FIN 46 in these financial statements and has determined that through its relationships with OBSFS, Properties and Midwest Trades they are considered to be variable interest entities up to the date of the Merger. As a result of the Merger, these entities are no longer considered to be variable interest entities. The Company has also determined that it is not the primary beneficiary of OBSFS, Properties and Midwest Trades. Management does not expect the Company to absorb any losses related to other operating activities of these entities as a result of its business arrangements, management agreement, and lease agreement with the entities.

9. 401(k) Plan

The Company has a 401(k) Plan which covers all employees who meet eligibility requirements. The Plan provides for a matching Company contribution up to a maximum amount of 3% of an employee's compensation. The Company contributed approximately $19,000 to the Plan for the year ended December 31, 2007.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $60,000 of net capital. The Company had net capital of $157,677 and an aggregate indebtedness ratio of 1.11 to 1 at December 31, 2007.

11. Contingencies

In 2007, a former registered representative filed a lawsuit against the Company which asserted that the Company owes individual for certain commissions. Also, in 2007, a registered representative who was previously affiliated with the Company made unauthorized withdrawals in excess of $900,000 from customer accounts and cleared the transactions through the Company. No losses have been provided in the accompanying financial statements with respect to these matters.

Management believes that the Company is not responsible for any losses incurred by any parties related to the matters discussed above and plans to vigorously defend its actions. The Company's legal counsel is unable to predict a range of exposure on these claims or to predict the likelihood of an unfavorable outcome; however, management believes that the ultimate liability, if any, with respect to these actions will not have an adverse material effect on the Company's financial statements, after consideration of available insurance coverage and indemnification from certain affiliated parties.

SUPPLEMENTAL INFORMATION

Online Brokerage Services, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2007

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$ 329,627
Deductions of nonallowable assets:	
Prepaid expenses	48,059
Other unsecured receivables	41,205
Net property and equipment	81,686
Other assets	1,000
Total deductions	171,950
Net capital	$ 157,677
Aggregate indebtedness	$ 174,350
Computation of basic net capital - minimum net capital required	$ 50,000
Excess net capital	$ 107,677
Ratio - aggregate indebtedness to net capital	1.11 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):	
Net capital as reported in Company's Part II (unaudited)	$ 235,635
Increase in long-term debt	(4,041)
Increase in accounts payable and payroll withholdings	(85,716)
Increase in accrued liabilities	(29,278)
Increase in accounts receivable and other	41,077
Net capital per above	$ 157,677

Online Brokerage Services, Inc.

Computation For Determination of
Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

(See Independent Auditors' Report)

Online Brokerage Services, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Online Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Online Brokerage Services, Inc. for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Online Brokerage Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira + Kolena, Ltd.

Toledo, Ohio
February 26, 2008

END